SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/06/09


1. NAME OF REPORTING PERSON
Bulldog Investors, Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,861,028


8. SHARED VOTING POWER
655,540


9. SOLE DISPOSITIVE POWER
2,516,568

_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON


12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.64%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

This statement constitutes Amendment #1 to the schedule 13d filed may 29, 2009. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 2. On January 31, 2007 the Acting Director of the Securities Division of the Massachusetts Secretary of State (the Securities Division) filed a complaint against Bulldog Investors, Messrs. Goldstein, Samuels, Dakos and Das and certain related parties (the Bulldog Parties) alleging that they violated Massachusetts law by making information about certain unregistered investments available on their website and by sending material about such investments to an individual who requested it. On October 17, 2007 the Secretary issued a cease and desist order based on the same allegations and ordered that a fine be imposed on the Bulldog Parties of $25,000. On November 15, 2007 the Bulldog Parties filed an appeal of the Secretary's October 17, 2007 order in the Massachusetts Superior Court. On February 12, 2009, the Massachusetts Superior Court upheld the Secretary's October 17, 2007 order. The Bulldog parties further appealed the ruling of the Massachusetts Superior Court to Massachusetts Appeals Court. Oral argument in the Massachusetts Appeals Court is scheduled for November 12, 2009.

Item 4. Management has proposed the liquidation of the Fund. The filing persons intend to vote their shares in favor of liquidation and have no other plans. Consequently, they do not intend to make any further filings of schedule 13D.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N_CSR filed on 03/11/09 there were 37,904,857 shares of common stock outstanding as of December 31 2008. The percentage set forth in item 5 was derived using such number.
Bulldog Investors, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 2,516,568 shares of SRO or 6.64% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of SRO were purchased:

Date:		Shares:		Price:
09/02/09	31,200		$0.7503
09/03/09	35,900		$0.7572
09/04/09	35,000		$0.7600
10/05/09	29,988		$0.8698
10/06/09	59,870		$0.8718
10/07/09	50,693		$0.8737
10/08/09	50,000		$0.8763
10/09/09	15,104		$0.8812
10/12/09	41,148		$0.8989
10/13/09	8,844		$0.8913
10/14/09	38,443		$0.8786





d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.

Item 7 is amended as follows:
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/15/09

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos